SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.             *

EMERGE INTERACTIVE, INC.

(Name of Issuer)

Common Stock, Par Value $0.008 per Share

(Title of Class of Securities)

29088W 10 3

(CUSIP number)

Suzanne L. Niemeyer, Esq.

Managing Director and General Counsel

Internet Capital Group, Inc.

690 Lee Road

Suite 310

Wayne, Pennsylvania 19087

(610) 727-6900

(Name, address and telephone number of

Person Authorized to Receive Notices and Communications)

Copy to:

Christopher G. Karras, Esq.

Dechert

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

February 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338T 10 6

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Internet Capital Group, Inc. 23-2996071

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        0

  8.    Shared Voting Power

        1,254,776 Shares of Class A Common Stock

        1,000,000 Shares of Class B Common Stock

  9.    Sole Dispositive Power

        0

10.    Shared Dispositive Power

        1,254,776 Shares of Class A Common Stock

        1,000,000 Shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,254,776 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons ICG Holdings Inc. 51-0396570

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        0

  8.    Shared Voting Power

        1,254,776 Shares of Class A Common Stock

        1,000,000 Shares of Class B Common Stock

  9.    Sole Dispositive Power

        0

10.    Shared Dispositive Power

        1,254,776 Shares of Class A Common Stock

        1,000,000 Shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,254,776 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 10315 102nd Terrace, Sebastian, Florida 32958.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation (“ICG”), with its principal place of business and principal office at 690 Lee Road, Suite 310, Wayne, Pennsylvania 19087; and (ii) ICG Holdings, Inc., a Delaware corporation (“Holdings”), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702 (together, ICG and Holdings, the “Reporting Persons”). ICG is an information technology company actively engaged in delivering software solutions and services designed to enhance business operations by increasing efficiency, reducing costs and improving sales results. ICG operates through a network of partner companies that deliver these solutions to customers. To help drive partner company progress, ICG provides operational assistance, capital support, industry expertise, access to operational best practices, and a strategic network of business relationships. Holdings is a wholly-owned direct subsidiary of ICG, and is a holding company.

(d) During the last five years, neither of the Reporting Persons nor any of their executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 25, 1999, ICG entered into a Joint Venture Agreement with Safeguard Scientifics, Inc. (“Safeguard”) whereby ICG and Safeguard agreed, among other things, to vote all shares controlled by either of them for the election to the board of directors of the Company of two designees of Safeguard and two designees of ICG.

On November 16, 1999, ICG purchased from the Company 5,694,445 shares of Series D Preferred Stock and a warrant to purchase 1,138,889 shares of Class B common stock of the Company for an aggregate purchase price of $41,000,000. ICG paid the Company $18,000,000 of the purchase price in cash from its existing working capital and also issued to the Company a promissory note in the amount of $23,000,000. The promissory note was paid in full in November 2000. The warrant to purchase 1,138,889 shares of Class B common stock expired in November 2002.

On November 16, 1999, ICG purchased 1,250,000 shares of Class A common stock of the Company from J Technologies, LLC for a purchase price of $9,000,000. ICG paid the purchase price in cash from its existing working capital. ICG subsequently transferred its securities of the Company to Holdings, which contributed the securities to 1999 Internet Capital L.P. (“ICG L.P.”).

In connection with the Company’s initial public offering completed on February 8, 2000, the 5,694,445 shares of Series D Preferred Stock converted into an equal number of shares of Class B common stock, and the warrant to purchase 1,138,889 shares of Class B common stock became exercisable at an exercise price of $15.00 per share. All share numbers have been adjusted for the Company’s 5-for-4 forward stock split effective December 23, 1999.

On August 24, 2001, Holdings received a warrant to purchase 254,776 shares of Class A common stock in connection with the posting of a letter of credit for the Company. The strike price for the warrant is $1.548 per share, and the warrant expires on August 24, 2004.

In April 2002, ICG LP was merged into its general partner, Holdings, making Holdings the beneficial owner of all of the shares formerly held by ICG LP.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons regularly evaluate the needs of running their business against their interest in holding shares of the Company’s common stock. Based on such evaluation, the Reporting Persons determined that monetizing their interest in the Company would be appropriate at this time. Accordingly, Holdings filed a Form 144 with the Securities and Exchange Commission indicating an intent to dispose of all of its shares of common stock of the Company on the open market or in privately negotiated transactions.

Except as set forth in this item, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Persons each may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 2,254,776 shares of common stock, par value $0.008 per share (or 5.5% of the outstanding common stock) as calculated in accordance with Rule 13d-3(d).

(c) On February 20, 2004, Holdings sold 4,944,445 shares of Company common stock, consisting of 4,694,445 shares of Class B common stock and 250,000 shares of Class A common stock, at a purchase price of $2.15 per share in a brokers transaction pursuant to Rule 144.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In accordance with a Termination Agreement, dated February 20, 2004, by and between ICG and Safeguard (the “Termination Agreement”), the joint venture entered into between ICG and Safeguard was terminated. Accordingly, ICG and Safeguard are no longer bound to vote all shares controlled by either of them for the election to the board of directors of the Company of two designees of Safeguard and two designees of ICG, and ICG and Safeguard will no longer be bound by provisions regarding rights of first refusal. Following the execution of the Termination Agreement, ICG is no longer regarded as having beneficial ownership of the shares of Company common stock held by Safeguard or its subsidiaries.

In connection with the sale of shares of Company common stock on February 20, 2004, Holdings entered into letter agreements with each of Longview Equity Fund, L.P., Longview International Equity Fund, L.P., Longview Fund, L.P., Gamma Opportunity Capital Partners, L.P. Camden International, Ltd. and Domino International, Ltd., the form of which is attached hereto as

Exhibit 2. Under these letter agreements, Holdings agreed not to sell any additional shares of Company common stock before March 8, 2004.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Termination Agreement, dated February 20, 2004, by and between Internet Capital Group, Inc. and Safeguard Scientifics, Inc.

Exhibit 2. Form of Letter Agreement

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 24, 2004	INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Managing Director, General Counsel & Secretary

Dated February 24, 2004	ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Vice President and Secretary